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Exhibit 2
                         TECHNOLOGY LICENSE AGREEMENT
                           [For Non-Pneumatic Tire]

     THIS TECHNOLOGY LICENSE AGREEMENT (this "Agreement") is entered into the 19th day of August, 1997, between DENNIS S. CHROBAK, an individual, and RICHARD A. STEINKE, an individual (hereinafter "Licensors") and AMERICAN TIRE CORPORATION, a Nevada corporation (hereinafter "Licensee").

     It is expressly and mutually warranted and agreed that Dennis S. Chrobak (hereinafter "Chrobak") and Richard A. Steinke (hereinafter "Steinke"), individually and/or collectively are the inventors of an apparatus and method for manufacturing an item from polyurethane foam (the "Technology" as defined in section 2(f) below), and are the direct beneficiaries to this Agreement in its totality and to all material provisions hereof with full legal rights to protect and enforce any expressed or implied rights or interests herein.

     It is expressly and mutually warranted and agreed that this Agreement supercedes that prior Technology License Agreement entered into the 27th day of October, 1995, between AMERICAN MOBILITY SYSTEMS, INC., a Nevada corporation, of which Chrobak and Steinke were third-party beneficiaries.

                                  Premises

     A. Licensors are the owner of certain technology, proprietary data, and know-how relating, in general, to a certain new and useful invention relating to an apparatus and method for molding items formed from a resinous material (i.e., polyurethane) known as "non-pneumatic tire technology," for which an application for United States Letters Patent has been filed.

     B. Licensee desires to utilize such technology on the terms and conditions set forth in this Agreement.

                                 Agreement

     NOW, THEREFORE, based on the foregoing premises and for and in consideration of the covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived therefrom, it is hereby agreed as follows:

     1. Incorporation of Premises. The foregoing premises are incorporated herein by this reference.

     2. Certain Definitions. The following defined terms have the stated meaning as used herein:

     (a) Confidential Information. "Confidential Information" as used herein shall mean information in the possession of a party which is held and treated by such party as proprietary or trade secret information and not disclosed to the trade or public by such party. Confidential Information shall not include information (i) which is known to the receiving party at the time of disclosure by the disclosing party, (ii) which after disclosure by the disclosing party to the receiving party is received by the receiving party from another who, with respect to the disclosing party, has the right to disclose such information, or (iii) which is available to the public or subsequently becomes available to the public through no breach of obligations of confidence and trust by the receiving party to the disclosing party.
PAGE
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     (b)  Improvements.  The term "Improvements" means any material, composition, organism, process, data, or information which is developed from, utilizing, or based upon the Technology, which modifies, enhances, or improves any Product(s) or Process(es), as hereinafter defined, which is part of the Technology.

     (c) Patent Rights. The term "Patent Rights" shall mean all United States patents and foreign patents and applications for patent, including continuing and divisional and other patent applications derived therefrom, in this or any country in the world which have been filed or granted or which may be filed or granted which describe and claim or are based upon all or part of the Technology, including such Improvements as become subject to this Agreement, including, but not limited to, any and all patents granted on or respecting the application for United States Letters Patent, Serial No. 08/562,838 "Apparatus and Method for Manufacturing an item from a Polyurethane Foam" filed with the United States Office of Patents and Trademarks, respecting an invention by Richard A. Steinke, Dennis S. Chrobak, and Vincent Panaroni for the Technology (the "Patent Application").

     (d) Process(es). The term "Process(es)" shall mean any formulation(s), composition(s), or combination(s) of compositions based upon or manufactured or used in accordance with the Technology.

     (f) Technology. The term "Technology" shall mean all scientific and technical data and all information and know-how related to the inventions and developments relating to an apparatus and method for molding items formed from a resinous material (i.e., polyurethane) known as "non-pneumatic tire technology," including, but not limited to, all information and know-how relating to the Patent Application, whether or not any such inventions or developments are patentable, including, but not limited to, the formulas, methods, processes, procedures, experimental data, disclosures, reports, findings, ideas, and trade secrets. Technology includes all Improvements, Patent Rights, Products, Processes, and Confidential Information as described herein.

     3. License. Licensor hereby grants, and Licensee hereby accepts, an exclusive license to use, sell, license, or otherwise exploit the Technology, and any and all Improvements, Processes, Products, and Confidential Information related thereto, in the World-wide territory and on the conditions herein set forth, subject to the obligation of Licensee to pay a Royalty as provided below, including specifically, but without limitation, the right to sublicense others under the rights granted hereunder, to likewise sue, sell, sublicense, or otherwise exploit the Technology and any and all Improvements, Processes, Products, and Confidential Information related thereto and to disclose Confidential Information to sublicensees to the extent sublicenses requires to effectively enjoy the rights of such sublicenses.

     4. Territory of Licensee. As used herein, the term "World-wide Territory" of the Licensee shall refer to all territories, countries, principalities, and kingdoms collectively referred to as the "Earth."

     5. Marketing by Licensee. Licensee shall devote its time and best efforts to market, promote, and exploit the Technology in a effort to foster its commercialization and use.

     6. Term. Unless earlier terminated by the mutual agreement of the parties or pursuant to another provision of this Agreement, this Agreement shall continue in full force and effect and shall have a term expiring on the
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last date of expiration of any patent included in the Patent Rights.  If however, the Licensee fails to market, promote, and otherwise exploit the Technology so that Chrobak has not received any royalty payment as provided under paragraph 9 of this Agreement within 24 months of the date hereof, this Agreement shall automatically terminate, without further notice from Licensor to the Licensee.

     7. Additional Technology. It is anticipated that Licensors may from time to time develop additional technology. In the event Licensors desires to market, distribute, or otherwise exploit any additional technology relating to the manufacture of a non-pneumatic tire that is not included within the above defined Technology (the "Additional Technology") in the World-wide Territory of Licensee, Licensors shall provide Licensee with a written notice (the "Initial Notice") setting forth full details concerning the Additional Technology, and Licensee shall have the exclusive right and option to have the Additional Technology made subject to this Agreement at any time during a period of 90 days following the date such Initial Notice is given. Licensee can exercise such option by delivery of a notice of its intent to do so within the option period. If Licensee does not exercise its option within the prescribed period, Licensor shall be entitled to enter into any agreement respecting the Additional Technology within the World-wide Territory of Licensee with any other entity. If Licensee is granted rights to Additional Technology, such rights shall be subject to all the terms and provisions of this Agreement and the Additional Technology shall be treated as Technology under this Agreement.

     8. Testing. Either party may from time to time undertake testing and development in the World-wide Territory of the Technology or Additional Technology, and either party undertaking such testing shall make the results of such testing and development fully available to the other.

     9. Royalty. During the term of this Agreement, Licensee shall pay to Chrobak a Royalty (the "Royalty") in the amount of twelve and one-half cents ($0.125) for each unit sold by Licensee (or its sublicensees'), which was produced utilizing the Technology. Such Royalty shall be due and payable 45 days after the close of each calendar quarter. Licensee shall provide to Chrobak a written statement of production, presented in sufficient detail to permit verification of the Royalty due. Such written statement shall be certified as accurate by an officer or authorized agent of Licensee. Licensee shall maintain accurate books and records for the same which shall be made available to Licensors, on reasonable notice, for inspection and audit by Licensor or its representative. In the event that Licensors cause such books and records to be audited and such audit establishes that Licensee did not pay Chrobak the full amount of Royalty actually due Chrobak, Licensee shall pay Chrobak the additional amount owned within 30 days after demand. In addition, if such audit establishes that Licensee has underpaid Licensor for Royalty owed by 5% or more, Licensee shall reimburse Licensors for the full cost of such audit. The amount of Royalty not paid Chrobak when due shall bear interest at an annual rate of interest equal to two percentage points above the prime rate quoted for international money center banks in the Wall Street Journal on the day the payment was due. As used herein "Units Sold" shall not include (a) any Units returned (b) any Units utilized for testing purposes; and (c) any Units used for promotional purposes. As used herein, "Royalty" shall be applicable to any Unit sold for cash or cash equivalent. Steinke shall not receive a Royalty under this Agreement.

     10. Documentation and Technical Assistance. Licensors shall at their own cost provide Licensee with available written technical information and
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know-how in its possession, and shall stand ready, at the request and expense of Licensee, to disclose know-how and technology known to Licensors respecting the Technology and, at the request and expense of Licensee, and within reasonable time and resource constraints, provide technical and scientific aid and assistance to assist Licensee in the development of the Licensed Technology. Licensors' charges to Licensee for such technical assistance shall not exceed Licensors' cost of providing the same.

     11. Documentation and Confirmation of Rights. Licensors shall, upon request of and at the expense of Licensee, execute such documents and take such actions as are necessary and proper to evidence the rights granted hereunder to Licensee.

     12.  Authority and Reservation of Rights to Licensor

     (a) Authority. Licensors represent and warrant to Licensee that they owns the Technology free and clear of any and all liens, claims, encumbrances, royalty interests, or other charges; that they has full legal power to grant the rights to Licensee as set forth in this Agreement; that they have not made and covenants that they will not make any commitment to others inconsistent with such grant; that they are not aware of any third party (including without limitation any university, research foundation, or institute) who holds from or under Licensors directly or indirectly any rights to or under the Technology which would preclude Licensors from granting to Licensee all rights purportedly granted to Licensee hereunder.

     (b) Reservation of Rights. Licensors reserve the right to use the Technology in the course of its research, but shall not have the right to exploit the same commercially or to license others to make, use, or sell the same with the World-wide Territory of Licensee. Further provided that in the event the territorial exclusivity or period of exclusivity of the license granted hereunder is limited by applicable laws and regulations concerning government rights pertaining to the subject matter hereof, or by the action, laws, or regulations of any government, the license granted hereunder shall not terminate, but shall remain exclusive to the extent permitted by such government action and shall become nonexclusive to the extent necessary to conform to applicable laws and regulations.

     13. Patent Applications and Prosecution. Licensors shall, at their own cost and expense, apply for and prosecute applications for United States and foreign patents as the Licensee may from time in writing designate to Licensors. Licensors shall control and direct the filing and prosecution of such applications for patent and maintenance of such patents through a registered patent lawyer of Licensor's choosing who shall (unless Licensors and Licensee agree otherwise) be instructed to obtain the maximum available valid patent protection. Licensors shall seek prompt examination of all such applications for patent in all countries in which application for patent is made, keep Licensee, or such patent attorney as Licensee may designate, informed as to all activities respecting such applications for patents and regularly provide copies of all documents and correspondence respecting such applications for patent to Licensee, or its designee, and give full weight and due consideration to information and requests from Licensee respecting such patents and applications. Licensee shall have the right to authorize the abandonment of such patents or applications, provided, however, that Licensors shall have the right, but no obligation, to assume prosecution and/or maintenance of the same. Licensors may, but shall not be required to, file, prosecute, or maintain applications of patent and patents in countries in which Licensee does not elect for filing. Licensors do not represent or
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warrant (i) that any patent applications will issue into a patent, (ii) that should a patent issue and be licensed hereunder that such patent will be valid, or (iii) that the sale of the Technology will not infringe the patent rights of third parties.

     14. Disclosure of Improvements. Licensors shall keep Licensee fully informed as to Improvements made by Licensors and shall promptly comply with the obligations of section 10 in providing technical assistance respecting the same.

     15.  Litigation.

     (a) Licensee shall have the first right to sue any infringer of any patent licensed hereunder, at its own expense in the name of Licensors, if necessary, and Licensors agree to join in such suit at Licensee's expense and to execute any necessary papers for such suit. If Licensee fails within a reasonable time to sue such infringer, Licensors shall have the right to file and maintain, at their own expense, such suits for infringement; however, nothing in this Agreement shall obligate Licensors to assume any responsibility or liability respecting any action or possible action for infringement.

     (b) Any sum recovered in such suit or in settlement thereof shall be used first to reimburse Licensee and Licensors, pro rata, for all direct out-of-pocket costs and expenses of every kind and character, including attorneys' fees, expert witness fees, court costs, and the like incurred in the prosecution of any suit. For this purpose, cost and expenses paid from Royalty withheld by Licensee pursuant to this section of this Agreement shall be considered to have been incurred by Licensors pursuant to this paragraph of this Agreement. If, after such reimbursement, any funds shall remain from such recovery, such funds shall, at the option of Licensee, be divided with Licensors, pro tanto in lieu of Royalty on infringing sales at one-half the rates specified in section 9 of this Agreement.

     (c) During any time Licensee is engaged in an infringement action involving an allegation that any patents licensed hereunder are infringed, Licensee shall be entitled to withhold up to one-half of all Royalty otherwise payable to Chrobak under section 9 of this Agreement as may be necessary to offset expenses of such action. Upon termination of the litigation, any balance of the withheld one-half remaining after payment of Licensee's expenses shall be paid promptly to Chrobak.

     16. Defense of Licensed Rights. Licensors shall not be obligated to defend or save harmless Licensee against any suit, damage, claim, or demand based on actual or alleged infringement of any patent or trademark or any unfair trade practice resulting from the use or exercise of the rights or license granted hereunder; but shall cooperate fully with Licensee, at Licensee's cost and expense, in the defense of any such suit, claim, or demand and shall provide expert testimony at reasonable times and for reasonable periods without cost, except that Licensee shall pay travel, lodging, and related expenses actually incurred in providing such testimony.

     17. Product Liability. Licensee and Licensors recognize that the Technology is not developed to the point of practical application and that safety and efficacy have not been established; accordingly, it shall be the responsibility of Licensee to assure that environmentally and legally acceptable standards respecting safety and efficacy are complied with respecting the Technology, and Licensee shall hold, and require in all
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sublicenses that sublicensees hold, Licensor harmless from all liability, costs, and fees relating to any claim, demand, or suit and the defense thereof arising from the use, sale, or license of the Technology. Licensors shall use their best efforts to verify the accuracy of the information furnished to Licensee, but Licensors shall not be liable for damages arising out of or resulting from any information or substance(s) made available to Licensee hereunder or the use or application thereof nor, shall Licensor be liable to Licensee for consequential damages under any circumstances, other than breach of its warranty that it has the full right to enter this Agreement.

     18. Default. Upon the occurrence and during the continuance of any one or more of the events hereinafter enumerated, Licensors may forthwith or at any time thereafter during the continuance of any such event, by notice in writing to Licensee, terminate this Agreement, such events being as follows:

     (a) Default in the payment of any Royalty or other amount due hereunder when the same shall become due and payable, unless cured with 30 days after the notice thereof by Chrobak to Licensee;

     (b) Default in the due observance or performance of any other covenant or obligation contained in this Agreement, unless observed or performed with 30 days after notice thereof by Licensors to Licensee; provided, that if compliance is not reasonably practicable within 30 days, default shall occur upon failure within said 30 days to take steps that will produce compliance as soon as is reasonably practicable;

     (c) Licensee shall file a voluntary petition in bankruptcy or a voluntary petition seeking reorganization, or shall file an answer admitting the jurisdiction of the court and any material allegations of any involuntary petition filed pursuant to any act of Congress relating to bankruptcy or to any act purporting to be amendatory thereof, or shall be adjudicated bankrupt, or shall make an assignment for the benefit of creditors, or shall apply for or consent to the appointment of any receiver or trustee for Licensee, or of all or any substantial portion of its property; or Licensee shall make an assignment to an agent authorized to liquidate any substantial part of its assets; or

     (d) An order shall be entered pursuant to any act of Congress relating to bankruptcy or to any act purporting to be amendatory thereof approving an involuntary petition seeking reorganization of Licensee, or an order of any court shall be entered appointing any receiver or trustee of or for Licensee, or any receiver or trustee of all or any substantial portion of the property of Licensee, or a writ or warrant of attachment or any similar process shall be issued by any court against all or any substantial portion of the property of Licensee, and such order approving a petition seeking reorganization or appointing a receiver or trustee is not vacated or stayed, or such writ, warrant of attachment, or similar process is not released or bonded within 60 days after its first entry or levy.

     19. Termination. In the event of termination of the license rights granted hereunder for any reason(s) whatsoever, all options granted Licensee hereunder shall also automatically terminate; and:

     (a) All obligations of confidentiality shall remain in full force and effect for the full term of this Agreement;

     (b) Licensee shall return, deliver, and assign to Licensors all written records containing know-how, notebooks, reports, data, applications for
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approval, approvals and all writings, including magnetically recorded writings or legible and readable copies thereof which relate to or describe the manufacture, use, sale, or characteristics of the Technology which are in its possession, custody, or control;

     (c) Licensee shall not grant any third-party any right to the Technology after termination of the license hereunder;

     (d) All sublicenses granted hereunder shall inure to the benefit of Licensors and Licensor shall become the licensor with respect to the same. Such sublicenses shall continue according to the terms thereof and Licensors shall be entitled to all consideration and Royalty from the sublicensee therein. Licensee shall make such assignment of such sublicenses and execute all documents necessary and proper to substitute Licensors as the licensors therein.

     20. Patent Marking. Licensee agrees that it shall provide the necessary legal patent marking required for the country for which the Technology covered by Patent Rights are made or sold, provided that Licensors shall have advised Licensee regarding the same.

     21. Confidentiality. Each party agrees that any Confidential Information disclosed to it by the other in writing and marked confidential (or in the case of any oral disclosure, subsequently confirmed in writing and marked confidential) shall be held in confidence for five years after disclosure, notwithstanding any prior termination of this Agreement, and shall not use the same other than as to the extent permitted under this Agreement.

     22. Non-warranted Matters. Nothing contained in this Agreement shall be construed as a warranty or representation by Licensor (i) as to the validity or scope of Licensors' Patent Rights, (ii) as to whether any manufacture, use, or sale hereunder will be free from infringement of any patents owned or controlled by any third party, or (iii) as to efficiency or efficacy of the Technology.

     23. Notices. All notices, demands, requests, or other communications required or authorized hereunder shall be deemed given sufficiently if in writing and if personally delivered; if sent by facsimile transmission, confirmed with a written copy thereof sent by overnight express delivery; if sent by registered mail or certified mail, return receipt requested and postage prepaid; or if sent by overnight express delivery:

If to Licensor, to:  Dennis S. Chrobak
                     2914 Silver Lake Blvd.
                     Silver Lake, OH 44224
                     Fax:  (216) 929-5305

If to Licensee, to:  American Tire Corporation
                     Attn.: Richard A. Steinke, C.E.O.
                     1643 Nevada Highway
                     Boulder City, NV  89005
                     Fax: (702) 294-3873

or such other addresses and facsimile numbers as shall be furnished in writing by any party in the manner for giving notices hereunder, and such notice, demand, request, or other communication shall be deemed to have been given as of the date so delivered or sent by facsimile transmission, three days after the date so mailed, or one day after the date so sent by overnight delivery.

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     24.  Attorneys' Fees.  In the event that any party institutes any action or suit to enforce this Agreement or secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the nonbreaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

     25. Specific Performance. The parties acknowledge that the rights in this Agreement are extraordinary and unique, and that remedies at law may be inadequate to compensate the parties for the breach or threatened breach of the terms and conditions of this Agreement. The parties consent to the granting of equitable relief, including specific performance or injunction, whether temporary, preliminary, or final, in favor of the other party without proof of actual damages.

     26. Third-Party Beneficiaries. Licensors and Licensee are intended beneficiaries of this Agreement and the consummation of the transactions in accordance with this Agreement. No director, officer, stockholder, employee, agent, independent contractor, or any other person or entity shall be deemed to be a third-party beneficiary of this Agreement.

     27. Entire Agreement. This Agreement and the exhibits hereto represent the entire agreement between the parties relating to the subject matter hereof. All negotiations and all other previous agreements between the parties, whether written or oral, have been merged into this Agreement, and this Agreement and the documents delivered in connection with the consummation hereof fully and completely express the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understandings, agreements, representations, or warranties, written or oral, except as set forth herein.

     28.  Counterparts.   This Agreement may be executed in multiple
counterparts, each of which shall be deemed an original and all of which take together shall be but a single instrument.

     29. No Assignment. This Agreement cannot be assigned in whole or in part by one of the parties without the prior written consent of all parties to this Agreement.

     30. Amendment or Waiver. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and such remedies may be enforced concurrently, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. This Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance thereof may be extended by a writing signed by all parties to be charged therewith.

     Dated as of the year and date first above written.

                                          LICENSORS:
                                          /S/Dennis S. Chrobak
                                          /S/Richard A. Steinke

                                          LICENSEE:
                                          AMERICAN TIRE CORPORATION,
                                           a Nevada corporation
                                          By:/S/Richard A. Steinke
                                          Its Duly Authorized Officer